EXHIBIT 99.1

Inventiva to Present Scientific Abstracts at AASLD The Liver Meeting® 2026

  Preclinical data showed that balanced PPARα, PPARδ and PPARγ activation by lanifibranor affects complementary pathways across multiple hepatic cell populations involved in fibrosis in MASH pathogenesis
  Preclinical data and Phase 2b clinical results showed lanifibranor improved liver sinusoidal endothelial cell alterations and was associated with changes in intrahepatic vascular abnormalities across multiple stages of disease
  Analysis of plasma cell-free DNA (cfDNA) identified coordinated epigenetic changes across the PPAR family in patients with MASLD, supporting the biological rationale for targeting multiple PPAR isoforms

Daix (France), New York City (New York, United States), October 6, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral small molecule therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the presentation of three abstracts at the upcoming AASLD The Liver Meeting® 2026, to be held from November 5-9, 2026, in Denver, Colorado.

The abstracts provide further characterization of the biological rationale for the balanced pan-PPAR approach of lanifibranor, highlighting complementary activities observed across multiple hepatic cell populations and pathways implicated in MASH pathophysiology. Together with the clinical and preclinical findings, including metabolic dysfunction, inflammation, fibrosis and liver sinusoidal endothelial alterations, these findings provide translational insights into the potential for simultaneous engagement of PPARα, PPARδ and PPARγ to address multiple interconnected drivers of MASH pathophysiology.

Lanifibranor is currently being evaluated in the Phase 3 NATiV3 clinical trial for the treatment of patients with MASH with moderate and advanced fibrosis, with topline results expected in the fourth quarter of this year.

Details of the Presentations are as Follows:

Abstract Title:	Coordinated Methylation Across PPAR Isoforms in Plasma Cell-free DNA Reflects Pathway-wide Epigenetic Dysregulation in MASLD and Supports a Pan-PPAR Therapeutic Rationale
Publication #:	1052
Presentation Type:	Poster
Authors:	M. Abdelmalek; Soheil Damangir; G. Wettstein; Amin Naghdloo; C. Lu; L. Bazargan; H. Amini; A. Diehl
Date:	November 5, 2026
Abstract Title:	Lanifibranor Targets Multiple Hepatic Cell Populations to Reduce Fibrosis Through Balanced Pan-PPAR Activation
Publication #:	3570
Presentation Type:	Poster
Authors:	Guillaume Wettstein; Sander Lefere; Jordi Gracia-Sancho; Frank Tacke; Manal F. Abdelmalek; Sven M. Francque
Date:	November 7, 2026
Abstract Title:	Lanifibranor Improved Liver Sinusoidal Endothelial Cell Dysfunction and Vascular Alterations Across All Stages From MASH To Cirrhosis
Publication #:	3552
Presentation Type:	Poster
Authors:	Guillaume Wettstein; Pierre-Emmanuel Rautou; Shivani Chotkoe; Wilhelmus J. Kwanten; Valerie Paradis; Jordi Gracia-Sancho; Manal F. Abdelmalek; Sven M. Francque
Date:	November 7, 2026

In addition, Inventiva will be present at the Congress at Booth # 1344.

About Lanifibranor

Lanifibranor, Inventiva’s lead product candidate, is an orally available small molecule that acts to induce antifibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor (“PPAR”) isoforms, which are well-characterized nuclear receptor proteins that regulate gene expression. Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARα and PPARδ, and a partial activation of PPARγ. While there are other PPAR agonists that target only one or two PPAR isoforms for activation, lanifibranor is the only pan-PPAR agonist in clinical development for the treatment of MASH. Inventiva believes that lanifibranor’s moderate and balanced pan-PPAR binding profile contributes to the favorable tolerability profile that has been observed in clinical trials and preclinical studies to date. The FDA has granted Breakthrough Therapy and Fast Track designation to lanifibranor for the treatment of MASH. Lanifibranor is an investigational medicine and has not been approved for use by any regulatory authority. Its safety and efficacy have not been established.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Investor Relations

David Nikodem: IR@inventivapharma.com

Media Relations

Lisa Buffington: media@inventivapharma.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” or similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, statements concerning the potential therapeutic benefit of lanifibranor, the expected availability and timing of results from NATiV3, the timing of potential regulatory submissions, approvals and commercialization of lanifibranor, Inventiva’s cash resources and expenses and ability to obtain additional financial resources, including assumptions and conditions relating thereto with, and Inventiva's future activities, expectations, plans, growth and prospects. Although Inventiva’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that such forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Inventiva, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks, contingencies and uncertainties include, among other things, uncertainties inherent in research and development, clinical data and analysis and decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any product candidates, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; Inventiva’s reliance on licensors, collaborators, contract research organizations, suppliers and other business partners; Inventiva’s ability to achieve milestones; Inventiva’s ability to obtain adequate financing to fund its operations and continue as a going concern, including Inventiva’s ability to enter into potential transactions on the expected timing or at all, Inventiva’s ability to comply with and satisfy the terms and conditions of its financing documents and whether, when and to what extent the securities issued in the Debt Financing and other dilutive instruments, including the Tranche 3 warrants, may be exercised; Inventiva’s ability to execute on its strategy, including with respect to commercialization, marketing and manufacturing; potential negative impacts on Inventiva from changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, and the other risks and uncertainties described in Inventiva’s Universal Registration Document for the year ended on December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, Inventiva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 and Inventiva’s Half-Year Report for the fiscal period ended June 30, 2026, filed on Form 6-K on September 28, 2026 including those described under the caption "Risk Factors", and in future filings with the SEC. All forward-looking statements contained in this press release speak only as of the date on which they were made. Inventiva disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that Inventiva becomes aware of, except as required by law.

Attachment

  INVENTIVA AALSD Abstracts PR EN 10.6.2026 (https://ml-eu.globenewswire.com/Resource/Download/bd211c28-638d-42a4-8a4f-689750e21abe)